UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date
September 5, 2008

HENIX RESOURCES INC.
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-52747	None
(Commission File No.)	(IRS Employer ID)

#41 Huancheng Road
Xinjian Township
Jinyun County
Zhejiang, P.R. China
(Address of principal executive offices and zip code)

011 86 578 388 1262
(Registrant's telephone number, including area code)

     On September 5, 2008, James Shao resigned as president, principal executive officer, secretary, treasurer, principal financial officer and principal accounting officer. Mr. Shao was replaced by Yongfu Zhu as president, principal executive officer, treasurer, principal financial officer, principal accounting officer and secretary. On the same day, Mr. Shao transferred 800,000 restricted shares of common stock that he owned, which constituted all of the shares of common stock he owned, to Yongfu Zhu.

     On September 5, 2008, Wuyi Wu transferred 200,000 restricted shares of common stock that she owned, which constituted all of the shares of common stock she owned, to Yongfu Zhu.

     Further, subject to mailing this information and waiting the 10 (10) day period mandated under section 14(f) of the Securities Exchange Act of 1934, James Shao will resign as a director and Yongfu Zhu will be appointed to replace him. Further, Wuyi Wu will resign as a director.

     The following information is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder.

     1. Currently, we have one class of voting securities entitled to be voted at the meeting or by written consents or authorizations if no meeting is held. The class of voting securities is common stock. We are also authorized to issue 100,000,000 shares of preferred stock with a par value of $0.00001 per share. The terms of the preferred shares are at the discretion of the board of directors. Currently no preferred shares are issued and outstanding. There are currently 2,009,000 shares of common stock outstanding. Each share is entitled to one vote.

     2. Security ownership of certain beneficial owners - The following sets forth as of September 2, 2008, persons owning more than 5% of our common stock:

	Name and Address of	Amount and Nature
Title of Class	Beneficial Owner	of Ownership	Percent of Class

Common Stock	James Shao	800,000	39.82%
	19 West 60th Avenue	Direct
	Vancouver, British Columbia
	Canada V5X 1Z3

Common Stock	Wuyi Wu	200,000	9.96%
	1026 Tuxedo Drive	Direct
	Port Moody, British Columbia
	Canada V3H 1L4

     After Mr. Shao and Ms. Wu transferred their shares, there were still 2,009,000 shares of common stock outstanding and the following were persons owning more than 5% of our common stock:

	Name and Address of	Amount and nature	Percent of
Title of Class	Beneficial Owner	of Ownership	class

Common Stock	Yongfu Zhu	1,090,000	54.26%
	#41 Huan Cheng Road	Direct
Xinjian, Jinyun,
Zhejiang Province
People’s Republic of China

     3. Security ownership of management - The following sets forth all shares of common stock owned by all directors and nominees, each executive officer, and directors and executive officers as a group immediately prior to Mr. Shao’s and Ms. Wu’s transfer of their shares to Mr. Zhu. Immediately prior to the transfer of the shares, there were 2,009,000 shares of common stock outstanding:

			Amount and
	Name of		Nature of	Percent of
Title of Class	Beneficial Owner	Position with Company	Ownership	Class

Common Stock	James Shao	Former President, Principal	800,000	39.82%
		Executive Officer, Secretary,	Direct
		Treasurer, Principal Financial
		Officer, Principal Accounting
		Officer and current Director

Common Stock	Wuyi Wu	Current Director	200,000	9.96%
			Direct

Common Stock	Yongfu Zhu	Current President, Principal	90,000	4.48%
		Executive Officer, Secretary,	Direct
		Treasurer, Principal Financial
		Officer, Principal Accounting
		Officer and Director Nominee

All current officers and directors			1,090,000	54.26%
as a group (3 persons)			Direct

     The following sets forth all shares of common stock owned by all directors and nominees, each executive officer, and directors and executive officers immediately after Mr. Shao and Ms. Wu transferred their 1,000,000 shares of common stock to Mr. Zhu and assuming Mr. Zhu become director and Mr. Shao and Ms. Wu resign.

			Amount and
	Name of		Nature of	Percent of
Title of Class	Beneficial Owner	Position with Company	Ownership	Class [4]

Common Stock	Yongfu Zhu	President, Principal Executive	1,090,000	54.26%
		Officer, Treasurer, Principal	Direct
		Financial Officer, Principal
		Accounting Officer and Director
		And Secretary
All officer and			1,090,000	54.26%
director as a group
(1 person)

     4. There are no arrangements, known to us, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change our control other than as described herein.

     5. The transaction referred to herein occurred since the beginning of our last fiscal year. The name of the person who will acquire control is Yongfu Zhu and the source of the consideration was his personal cash.

     6. None of our officers, directors or affiliates, or any owner of 5% or more of our common stock, or any associate of any such officer, director, affiliate or security holder is a party adverse to us or has a material interest adverse to us. We have no subsidiaries.

     7. The following is the business experience during the past five years of each director and executive officer and each director nominee.

Current Officers and Directors

James Shao, Director

     From inception to September 4, 2008, Mr. James Shao was our president, principal executive officer, secretary, treasurer, principal financial officer, and principal accounting officer. Since inception, Mr. Shao has been a member of our board of directors. Since November 2005, Mr. Shao has been the chief financial officer of Chian Clean Energy Resources Ltd. From December 2004 to September 2005, Mr. Shao was the chief financial officer of Hendrx Corp. From August 2000 to September 2004, Mr. Shao was a senior auditor at Dale, Matheson, Carr-Hilton in Vancouver, British Columbia.

Wuyi Wu, Director

     Since January 28, 2006, Ms. Wuyi Wu has been a member of our board of directors. Since May 1999, Ms. Wu has been a director of 585655 BC Ltd. From January 2006 to the present, Ms. Wu has been the Senior Database Consultant at MarketLinc in Vancouver, British Columbia. Ms. Wu was the Senior Microsoft SQL Architect/Consultant at Alderwoods Group in Burnaby, British Columbia from November 2005 to January 2006. From October 2001 to October 2005, Ms Wu. was the Senior DBA at Source Medical Software Solution Ltd in Vancouver, British Columbia.

Yongfu Zhu

     Since September 5, 2008, Mr. Zhu has been our president, principal executive officer, secretary, treasurer, principal financial officer, and principal accounting officer. Since August 2004, Mr. Zhu has been director, president and chief executive officer of APEX Pacific International Investments Limited, a BVI company. Apex is engaged in the business of international investments. Since September 1998, Mr. Zhu has been an education consultant and instructor for Xinjian Middle School located in Zhejiang, China.

Director Nominee

Yongfu Zhu

     Since September 5, 2008, Mr. Zhu has been our president, principal executive officer, secretary, treasurer, principal financial officer, and principal accounting officer. Since August 2004, Mr. Zhu has been director, president and chief executive officer of APEX Pacific International Investments Limited, a BVI company. Apex is engaged in the business of international investments. Since September 1998, Mr. Zhu has been an education consultant and instructor for Xinjian Middle School located in Zhejiang, China.

     8. We have not been a party to any transaction since the beginning of our fiscal year nor are we a party to a currently proposed transaction with any director or executive officer, nominee for election as a director, security owner who owns or record or beneficially more than five percent of our common stock and any member of the immediate family of any of the foregoing other than as described above.

     9. None of the following have been or are currently indebted to us since the beginning of our last fiscal year: any director or executive officer; any nominee for election as a director; any member of the immediate family of any of the foregoing; any corporation or organization of which any of the foregoing persons is directly or indirectly, the beneficial on where of ten percent or more of any class of equity securities; or, any trust or other estate in which any of the foregoing have a substantial beneficial interest or as to which such person serves as a trustee or in a similar capacity.

     10. Compliance with Section 16(a) of the Securities Exchange Act of 1934 - Section 16(a) of the Securities and Exchange Act of 1934 requires certain defined person to file reports of and changes in beneficial ownership of a registered security with the Securities and Exchange Commission. Under the regulatory procedure, officers, directors and persons who own more than ten percent of a registered class of a company’s equity securities are also required to furnish us with copies of all Securities 16(a) forms they filed. Based on review, Mr. Shao, Ms. Wu and Mr. Zhu have not filed their Form 3s with the Securities and Exchange Commission.

     11. None of the officers, directors or director nominees, or owners of 10% or more of our common stock have had any of the relationships described in Item 404(b) of Reg. S-K.

     12. We have an audit committee comprised of all of our officers and directors established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934. None of the members of the committee are independent. The board of directors has not adopted a written charter for the audit committee.

     13. We do not have a nominating committee or compensation committee of the board of directors, or committees performing similar functions. We do not have a nominating committee or a compensation committee because we are not required to have them as a matter of law. Further, because we are so small and have only approximately 30 shareholders of record, the creation of a nomination committee at this time does not seem justified.

     14. Our board of directors does not have a process for security holders to send communications to the board of directors. The board of directors does not have such a process because it is not required by law and because we only have approximately 46 shareholders of record. Further, we do not have a policy with regard to a board members’ attendance at annual meetings. At the last annual meeting, all board members attended.

     15. There were no meetings of the board of directors during the last twelve months other than one meeting to appoint Mr. Zhu as president, secretary, treasurer, principal financial officer and principal accounting officer. The meeting occurred on September 5, 2008. All directors participated therein. All actions taken by the board were taken without a meeting and a record of such was signed by each member.

     16. The following table sets forth the compensation paid by us from inception on January 26, 2006 through April 30, 2008. The compensation addresses all compensation awarded to, earned by, or paid to our named executive officers for the fiscal year ended April 30, 2008. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

Executive Officer Compensation Table
						Non-	Nonqualified
						Equity	Deferred	All
Name						Incentive	Compensa-	Other
and				Stock	Option	Plan	tion	Compen-
Principal		Salary	Bonus	Awards	Awards	Compensation	Earnings	sation	Total
Position	Year	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Yongfu Zhu - President	2007	0	0	0	0	0	0	0	0
and Treasurer	2006	0	0	0	0	0	0	0	0
	2005	0	0	0	0	0	0	0	0

James Shao - Former	2007	0	0	0	0	0	0	0	0
President, Treasurer,	2006	0	0	0	0	0	0	0	0
Secretary	2005	0	0	0	0	0	0	0	0

     The following table sets forth information with respect to compensation paid by us to our directors during the last completed fiscal year. Our fiscal year end is April 30, 2008

		Director Compensation Table
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
					Change in
					Pension
					Value and
	Fees			Non-Equity	Nonqualified	All
	Earned			Incentive	Deferred	Other
	or Paid	Stock	Option	Plan	Compensation	Compen-
	in Cash	Awards	Awards	Compensation	Earnings	sation	Total
Name	($)	($)	($)	($)	($)	($)	($)

James Shao	0	0	0	0	0	0	0
Wuyi Wu	0	0	0	0	0	0	0
Yongfu Zhu - Nominee	0	0	0	0	0	0	0

     All compensation received by the officers, directors and director-nominees has been disclosed.

     We do not plan to pay any compensation to our officers or directors in 2009. We will not begin paying our officers compensation until we have adequate funds to do so.

     There are no other stock option plans, retirement, pension, or profit sharing plans for the benefit of our officers and directors other than as described herein.

Long-Term Incentive Plan Awards

     We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.

Option/SAR Grants

     No individual grants of stock options, whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs have been made to any executive officer or any director since our inception, accordingly, no stock options have been exercised by any of the officers or directors in fiscal 2008

Long-Term Incentive Plan Awards

     We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, whether such performance is measured by reference to our financial performance, our stock price, or any other measure.

Indemnification

     Pursuant to the Articles of Incorporation and Bylaws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

     Regarding indemnification for liabilities arising under the Securities Act of 1933, as amended, which may be permitted to directors or officers pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, HENIX RESOURCES INC. has duly caused information to be signed on its behalf by the undersigned hereunto duly authorized.

     DATED: September 5, 2008

HENIX RESOURCES INC.

BY: YONGFU ZHU
Yongfu Zhu, President and Principal Executive
Officer.